

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

<u>Via E-mail</u>
Darin D. Smith
Vice President, Assistant Secretary and
Managing Assistant General Counsel
Transamerica Advisors Life Insurance Company
4333 Edgewood Road, NE
Cedar Rapids, Iowa 52499

      Re: Transamerica Advisors Life Insurance Company
             Item 4.01 Form 8-K
             Filed August 23, 2013
             File No. 033-26322

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Joel Parker

                                    Joel Parker
                                    Accounting Branch Chief